No [redacted]

12027657

DC

PE 08/15/2012

Act: 1934
Section: 13a
Rule:
Public Availability: 8/16/2012

August 16, 2012

Received SEC
AUG 16 2012
Washington, DC 20549

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Peoples Financial Services Corp.
Incoming letter dated August 15, 2012

Based on the facts presented, the Division will not object if Peoples Financial stops filing periodic and current reports under the Exchange Act after: (1) Peoples Financial has filed a Form 15 to suspend its reporting obligation under Section 15(d) of the Exchange Act; and (2) 90 days lapse after the filing of the Form 15 to terminate the registration of its common stock under Section 12(g) of the Exchange Act. In reaching this position, we note that Peoples Financial has filed a post-effective amendment removing from registration unsold securities under its effective registration statement on Form S-3, and that post-effective amendment is effective. We assume that, consistent with the representations made in your letter, the Form 15 will indicate that Peoples Financial is suspending its Section 15(d) reporting obligation pursuant to Exchange Act Rule 12h-3(b)(1)(i), as permitted pursuant to the no-action relief provided in this response.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Matt S. McNair
Special Counsel

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

August 16, 2012

Mail Stop 4561

Erik Gerhard
Bybel Rutledge, LLP
1017 Mumma Road, Suite 302
Lemoyne, PA 17043

Re: Peoples Financial Services Corp.

Dear Mr. Gerhard:

In regard to your letter of August 15, 2012, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

BYBEL RUTLEDGE LLP

Attorneys at Law

Securities Exchange Act of 1934 – Sections 12(g), 13(a) and 15(d)
Exchange Act Rule 12h-3

August 15, 2012

VIA ONLINE SUBMISSION
(htts://www.sec.gov/forms/corp_fin_noaction)

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Peoples Financial Services Corp. – (Commission File No. 0-23863)

Ladies and Gentlemen:

On behalf of Peoples Financial Services Corp., Hallstead, Pennsylvania, a Pennsylvania registered bank holding company (the "Company"), we hereby request that the Staff of the U.S. Securities and Exchange Commission (the "Staff") confirm that it concurs with the Company's view that the updating of the Company's registration statement on Form S-3 pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act") during the Company's 2012 fiscal year would not preclude the Company from relying on Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to suspend its duty to file with the Commission the reports required under Sections 13(a) and 15(d) of the Exchange Act and the rules promulgated thereunder. Subject to the Staff's concurrence with the request set forth in this letter, the Company intends to file a Form 15 pursuant Rule 12h-3(b)(1)(i) to suspend its reporting obligations under Sections 13(a) and 15(d) of the Exchange Act.

Except as otherwise set forth herein, the information set forth in this letter regarding the Company was provided to us by the Company. The Company has authorized us to make the statements set forth in this letter on its behalf. The Company will continue to file with the Commission all required reports pursuant to Exchange Act Sections 13(a), 14 and 16 until at least October 11, 2012 which is 90 days after July 13, 2012, the date the Company filed with the Commission a Form 15 to terminate the registration of the Common Stock, as defined below, under Section 12(g) of the Exchange Act.

I. Background

The Company was incorporated under the laws of the Commonwealth of Pennsylvania on February 2, 1986 and is a registered bank holding company headquartered in Hallstead, Pennsylvania. The Company provides a full range of financial services through its wholly-owned subsidiaries: Peoples Neighborhood Bank, including the bank's subsidiaries, Peoples Advisors, LLC, Peoples Financial Leasing, LLC and Peoples Investment Holdings, LLC; and Peoples Financial Capital Corporation.

The Company's common stock, par value $2.00 per share (the "Common Stock") was initially registered under Section 12(g) of the Exchange Act pursuant to a Form 10 filed on March 4, 1998, as amended June 3, 1998.

As of January 1, 2012, the Company had 3,118,856 shares of Common Stock issued and outstanding held by approximately 1,078 holders of record. As of August 15, 2012, the Company had 3,118,356 shares of Common Stock issued and outstanding held by approximately 1,075holders of record. The Common Stock is the only class of securities outstanding.

The Company's Articles of Incorporation authorizes 500,000 shares of preferred stock of which no shares are outstanding.

The Company filed a registration statement on Form S-3 (File No. 333-84169) on July 30, 1999 and amendments thereto ("Form S-3") under the Securities Act to register 150,000 shares of Common Stock, as adjusted for stock dividends and splits, relating to its dividend reinvestment and stock purchase plan. In accordance with Section 10(a)(3) of the Securities Act, the Form S-3 was updated during the 2012 fiscal year. However, during the 2012 fiscal year, the Company sold no shares of its Common Stock under the Form S-3. The Company filed a post-effective amendment to Form S-3 on May 30, 2012 to remove from registration all unsold shares of Common Stock registered thereunder, which amendment became effective upon filing.

The Company represents that, other than its Common Stock, it has no other equity securities or debt issued and outstanding that are registered or required to be registered under Section 12 of the Exchange Act or subject to the reporting requirements of Section 15(d) of the Exchange Act.

On April 5, 2012, the Jumpstart Our Business Startups Act (the "JOBS Act") was enacted, which, among other things, amended Section 12(g) of the Exchange Act to increase the holders of record threshold for Section 12(g) deregistration for banks and bank holding companies from 300 to 1,200 persons, and amended Section 15(d) of the Exchange Act to increase the holders of record threshold for the suspension of reporting under Section 15(d) for banks and bank holding companies from 300 to 1,200 persons.

On April 11, 2012, the Commission issued a JOBS Act Frequently Asked Questions guidance ("FAQs") relating to, among other things, how the JOBS Act affects the ability of banks and bank holding companies to deregister a class of equity securities under Section 12(g) of the Exchange Act and to suspend a reporting obligation under Section 15(d) of the Exchange Act.

The Company acknowledges that, if on the first day of any subsequent fiscal year, there are 1,200 or more holders of record of Common Stock, the suspension of reporting obligations under Section 15(d) of the Exchange Act will lapse, and the Company will be required to resume periodic reporting under Section 15(d) of the Exchange Act, as provided in Exchange Act Rule 12h-3.

II. Discussion

Pursuant to Section 12(g)(4), as amended by the JOBS Act, and as discussed in the FAQs, if a class of securities is held of record by less than 1,200 persons, a bank holding company may file a Form 15[1] to terminate its Section 12(g) registration of that class. The Section 12(g) registration will be terminated 90 days after the bank holding company files its Form 15.

Since the Company satisfied the requirements of Section 12(g)(4) of the Exchange Act, on July 13, 2012, the Company filed a Form 15 to deregister its Common Stock.

Pursuant to Section 15(d), as amended by the JOBS Act, for any fiscal year, a bank holding company may suspend its obligations to file reports pursuant to Section 15(d) with respect to a class of securities sold pursuant to a Securities Act registration statement if such class is held by less than 1,200 holders of record on the first day of any fiscal year. As discussed above, at January 1, 2012, the Company had less than 1,200 shareholders of record.

Further, Exchange Act Rule 12h-3(a) provides that, subject to the provisions of paragraph (c) and (d) of the rule, the duty under Section 15(d) of the Exchange Act to file reports with respect to a class of securities specified in Rule 12h-3(b) shall be suspended immediately upon the filing of a Form 15, if the issuer has filed all reports required by Section 13(a) of the Exchange Act for the shorter of its most recent three fiscal years and the portion of the current year preceding the date of filing Form 15, or the period since the issuer became subject to such reporting obligation. The Company has filed all required reports under Section 13(a) of the Exchange Act for the periods specified by Rule 12h-3(a).

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[1] As of the date of this letter, the Commission has not yet amended Form 15 to incorporate the new thresholds under Section 12(g)(4) of the Exchange Act.

As of the date of this letter, however, Rule 12h-3(b) has not been amended to incorporate the provisions of the JOBS Act to reflect the 1,200 shareholder threshold and applies only to "any class of securities ... held of record by ... less than 300 persons...". Prior to the enactment of the JOBS Act, Section 15(d) permitted the suspension of reporting obligations only for companies with fewer than 300 shareholders of record. The JOBS Act increased the threshold for suspension of reporting obligations from 300 to 1,200 persons for bank holding companies.

The Commission noted in Exchange Act Release No. 34-20263 (October 5, 1983) (the "Proposing Release") that Congress recognized, with respect to Section 15(d), that the benefits of current and periodic reporting may not always be commensurate with the financial and administrative burdens imposed, particularly with respect to smaller reporting companies with relatively few stockholders. Therefore, since Congress specifically increased the reporting threshold for bank holding companies from 300 to 1,200 persons when it amended Section 15(d), it is appropriate and reasonable that Rule 12h-3(b) should be interpreted concurrent with amended Section 15(d) to likewise increase the reporting threshold from 300 to 1,200 persons for bank holding companies and thereby grant relief to the Company. As noted above, the Company is a bank holding company and its Common Stock is held of record by fewer than 1,200 holders.

However, pursuant to Section 15(d) and Exchange Act Rule 12h-3(c), suspension of Section 15(d) reporting obligations are unavailable if a bank holding company has a registration statement that becomes effective during the current fiscal year or if a registration statement is required to be updated pursuant to Section 10(a)(3) of the Securities Act during the current fiscal year. While the Company did have less than 1,200 shareholders on January 1, 2012, a strict reading of the statute and rule would result in the view that the Company would not meet the requirements to suspend its Section 15(d) reporting obligations under either Section 15(d) or Rule 12h-3, because the Company's Form S-3 was updated during the 2012 fiscal year pursuant to Section 10(a)(3) of the Securities Act.

As noted above, the purpose of Rule 12h-3 is to permit a company to suspend its reporting obligations when its securities are held by a small number of persons. The Staff repeatedly has indicated that a literal reading of Rule 12h-3(c) is not necessarily justified by public policy reasons. Further, in the Proposing Release to revise Rule 12h-3, the Commission stated that the purpose of current and periodic reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that the Rule 12h-3(c) "limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities through the end of the year in which it makes a registered offering." See the Proposing Release. See also Mango Capital, Inc. (available March 28, 2012); DT Sale Corp. (available November 14, 2011); Mexican Restaurants, Inc. (available January 13, 2011).

The Company suggests that if the purpose of Rule 12h-3(c) is to give the investing public complete information about the issuer's activities through the end of the year in which the issuer makes an offering, requiring the Company to continue to file reports with the Commission under Sections 13(a) and 15(d) of the Exchange Act would not further that purpose because the Company has made no sales under the Form S-3 during fiscal year 2012. Given that the Company has deregistered all remaining unsold shares under the Form S-3 pursuant to a post-effective amendment, no shares can or will be sold under the Form S-3 for the remainder of fiscal year 2012.

The Staff has granted no-action relief in a number of similar circumstances where the issuers had effective registration statements that had been automatically updated during the current fiscal year but would otherwise comply with Rule 12h-3 and permitted such issuers to file a Form 15 to suspend any further obligations to file periodic reports. See Mango Capital, Inc. (available March 28, 2012); DT Sale Corp (available November 14, 2011); Decorator Industries, Inc. (available March 23, 2011); Mexican Restaurants, Inc. (available January 13, 2011).

In addition, we note that while the Company does not fall within the scope of the two situations described by the Staff in the Staff Legal Bulletin No. 18 (CF) (March 15, 2010) (the "Staff Legal Bulletin"), the Company otherwise satisfies the conditions set forth in the Staff Legal Bulletin for an issuer to be exempted from the requirements to receive a no-action response from the Division of Corporation Finance before filing a Form 15 to suspend its Section 15(d) reporting obligations in reliance on Rule 12h-3. As discussed in further detail above, (1) the Company met the requirements to deregister under Section 12 and filed a Form 15, (2) the Company's Common Stock has less than 1,200 holders of record and the Company is current in its Exchange Act reporting requirements, (3) the Company filed a post-effective amendment to its Form S-3 on May 30, 2012 to deregister all remaining unsold shares of Common Stock under the Form S-3, and the Company sold no shares of Common Stock under the Form S-3 during the 2012 fiscal year, and (4) the Company has no outstanding debt or other agreements that requires it to submit, provide, furnish or file reports under the Exchange Act with the Commission or any other person during the time period in which the Company seeks to avail itself of the suspension provided by Rule 12h-3. If the Company receives relief, it will not voluntarily file Exchange Act reports with the Commission.

In determining to suspend its duty to file periodic and current reports under Sections 13(a) and 15(d) of the Exchange Act, the Company's board of directors concluded that the financial, legal, and administrative burdens of continued registration and periodic reporting outweigh the benefits. The preparation of periodic and current reports required by the Commission imposes a material financial burden on the Company and involves significant management efforts and resources. The Company estimates that the yearly cost savings from the elimination of the preparation of these reports would be approximately $150,000 to $250,000. The Company believes that the funds spent to ensure compliance with Commission regulations could be used more effectively by investing them in the local community through small business lending efforts and internal projects intended to increase profitability and thereby shareholder returns. Further, the Company's wholly-owned subsidiary and primary source of revenue, Peoples Neighborhood Bank, is required to produce and file certain periodic financial reports or Call Reports with the Federal Financial Institutions Examination Council (the "FFIEC"). Such financial information is readily accessible to the general public via the FFIEC's website ,and therefore, shareholders interested market participants and the general public will have access to much of the financial information which the Company currently files on its periodic reports.

III. Conclusion

Under the circumstances described in this letter and for the reasons discussed above, we respectfully request that the Staff confirm that it concurs with the Company's view that the updating of the Company's Form S-3 pursuant to Section 10(a)(3) of the Securities Act during the Company's 2012 fiscal year will not preclude the Company from relying on Rule 12h-3 under the Exchange Act to suspend the Company's duty to file with the Commission reports required by Section 15(d) of the Exchange Act and the rules and regulations promulgated thereunder with respect to the Common Stock for the Company's 2012 fiscal year.

Subject to the Staff's concurrence that it will not recommend enforcement action under the conditions stated in this letter, the Company will file a Form 15 certification requesting suspension of its obligations to file periodic and current reports under Sections 13(a) and 15(d) of the Exchange Act. However, the Company will continue to file the reports required by Sections 13(a), 14, and 16 until at least October 11, 2012. The Company hereby represents that it will only file a Form 15 to suspend its reporting obligations under Sections 13(a) and 15(d) of the Exchange Act if it has less than 1,200 holders of record at the time of filing and is current in its filing obligations. Further, the Company will include an explanatory note on the Form 15 that it is being filed pursuant to Exchange Act Rule 12h-3(b)(1)(i) and that it is being filed pursuant to a no action letter obtained from the Staff.

If the Staff has any questions with respect to this request or requires additional information, please contact me at (717) 731-1700 or via Email at gerhard@bybelrutledge.com. If the Staff disagrees with any of the statements expressed in this letter, we respectfully request an opportunity to discuss such issues with the Staff prior to the issuance of any written response to this letter. Thank you for your consideration of this matter.

Very truly yours,

Erik Gerhard